Exhibit 99.1

Magna International Inc.

Second Quarter Report

2013

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and six months ended June 30, 2013 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2012 included in our 2012 Annual Report to Shareholders.

This MD&A has been prepared as at August 8, 2013.

OVERVIEW

We are a leading global automotive supplier with 314 manufacturing operations and 89 product development, engineering and sales centres in 29 countries. Our 123,000 employees are focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines.

HIGHLIGHTS

Our second quarter 2013 sales increased 16% over the second quarter of 2012 to a record $8.96 billion, as North American, European and Rest of World production sales, as well as complete vehicle assembly sales and tooling, engineering and other sales all increased over the comparable quarter. North American light vehicle production increased 7% in the second quarter of 2013 to 4.3 million units. In Europe, light vehicle production in the second quarter of 2013 declined 1% to 5.0 million units.

Our income from operations before income taxes increased 16% to $543 million for the second quarter of 2013, compared to $470 million in the second quarter of 2012. Our diluted earnings per Common Share increased 20% to $1.78 in the second quarter of 2013, compared to $1.48 for the second quarter of 2012.

Our North America segment continues to perform well, with Adjusted EBIT1 of $422 million, which included $40 million of amortization related to the August 2012 acquisition of Magna E-Car Systems Partnership (“E-Car”). This result compares to Adjusted EBIT of $415 million in the second quarter of 2012.

Our Europe segment showed further improvement in the second quarter of 2013, despite continued weak levels of vehicle production in Europe. We generated an Adjusted EBIT of $120 million for the second quarter of 2013, compared to $65 million in the second quarter of 2012.

In our Rest of World segment, we reported $2 million of Adjusted EBIT in the second quarter of 2013, compared to an Adjusted EBIT loss of $16 million in the second quarter of 2012. Within our Rest of World segment, our Asia Pacific business again generated a profit while our business in South America recorded a loss.

We continue to focus on improving operating results in both Europe and South America, and we expect to generate improved Adjusted EBIT in both regions during 2013 compared to 2012.

Lastly, during the second quarter of 2013, we repurchased 5.2 million Common Shares for aggregate consideration of $337 million pursuant to our outstanding Normal Course issuer bid that expires in November of this year. We intend to continue purchasing our Common Shares under the bid.

1 Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net

FINANCIAL RESULTS SUMMARY

During the second quarter of 2013, we posted sales of $8.96 billion, an increase of 16% from the second quarter of 2012. This higher sales level was a result of increases in our North American, European and Rest of World production sales, our tooling, engineering and other sales and complete vehicle assembly sales. Comparing the second quarter of 2013 to 2012:

•                  North American vehicle production increased 7% and our North American production sales increased 10% to $4.30 billion;

•                  European vehicle production decreased 1% while our European production sales increased 14% to $2.56 billion;

•                  Rest of World production sales increased 38% to $572 million;

•                  Complete vehicle assembly sales increased 23% to $796 million and complete vehicle assembly volumes increased 17%; and

•                  Tooling, engineering and other sales increased 43% to $733 million.

During the second quarter of 2013, we earned income from operations before income taxes of $543 million compared to $470 million for the second quarter of 2012. The $73 million increase was primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the second quarter of 2012;

•                  productivity and efficiency improvements at certain facilities;

•                  the benefit of restructuring and downsizing activities undertaken in Europe during or subsequent to the second quarter of 2012;

•                  a loss on disposal of an investment in the second quarter of 2012;

•                  higher equity income;

•                  acquisitions completed during or subsequent to the second quarter of 2012, including ixetic Verwaltungs GmbH (“ixetic”); and

•                  lower costs incurred in preparation for upcoming launches.

These factors were partially offset by:

•                 intangible asset amortization of $40 million related to the acquisition and re-measurement of E-Car;

•                  programs that ended production during or subsequent to the second quarter of 2012;

•                  a larger amount of employee profit sharing;

•                  the recovery of due diligence costs in the second quarter of 2012;

•                  increased pre-operating costs incurred at new facilities;

•                  favourable settlement of certain commercial items in the second quarter of 2012;

•                  a $5 million net decrease in revaluation gains in respect of asset-backed commercial paper (“ABCP”); and

•                  operational inefficiencies and other costs at certain facilities.

During the second quarter of 2013, net income was $412 million, an increase of $63 million compared to the second quarter of 2012.

During the second quarter of 2013, our diluted earnings per share increased $0.30 to $1.78 compared to $1.48 for the second quarter of 2012. The increase in diluted earnings per share is a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the second quarter of 2013. The decrease in the weighted average number of diluted shares outstanding was due to the repurchase and cancellation of Common Shares, during or subsequent to the second quarter of 2012, pursuant to our normal course issuer bids and the cashless exercise of options, partially offset by the issue of Common Shares related to the exercise of stock options and an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock.

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, consumer confidence levels, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety standards. These factors and a number of other economic, industry and risk factors which also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from other suppliers, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2012. The economic, industry and risk factors remain substantially unchanged in respect of the second quarter ended June 30, 2013, except that, as a result of general economic conditions in Western Europe together with restructuring actions being taken by us, our customers and other suppliers, there may be a heightened risk of labour disruptions which could impact some of our Western European divisions from time to time. While we do not anticipate any such labour disruption having a material impact on our results of operations, we cannot predict whether or when any labour disruption may arise, or how long it lasts if it does arise.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months				For the six months
	ended June 30,				ended June 30,
	2013	2012	Change		2013	2012	Change

1 Canadian dollar equals U.S. dollars	0.977	0.990	-	1%	0.984	0.994	-	1%
1 euro equals U.S. dollars	1.307	1.283	+	2%	1.313	1.297	+	1%
1 British pound equals U.S. dollars	1.536	1.582	-	3%	1.543	1.576	-	2%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and six months ended June 30, 2013 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED JUNE 30, 2013

Sales

	For the three months
	ended June 30,
	2013	2012	Change

Vehicle Production Volumes (millions of units)
North America	4.263	3.990	+	7%
Europe	4.993	5.050	-	1%

Sales
External Production
North America	$4,301	$3,907	+	10%
Europe	2,560	2,249	+	14%
Rest of World	572	415	+	38%
Complete Vehicle Assembly	796	645	+	23%
Tooling, Engineering and Other	733	511	+	43%
Total Sales	$8,962	$7,727	+	16%

External Production Sales - North America

External production sales in North America increased 10% or $394 million to $4.30 billion for the second quarter of 2013 compared to $3.91 billion for the second quarter of 2012. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the second quarter of 2012, including the:

•                  Ford Fusion and Lincoln MKZ;

•                  Ford Escape;

•                  Honda Accord; and

•                  GM full-size pickups;

•                  higher production volumes on certain existing programs; and

•                  acquisitions completed during or subsequent to the second quarter of 2012 which positively impacted sales by $46 million, including STT Technologies (“STT”).

These factors were partially offset by:

•                  programs that ended production during or subsequent to the second quarter of 2012, including the Jeep Liberty;

•                  a decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar; and

•                  net customer price concessions subsequent to the second quarter of 2012.

External Production Sales - Europe

External production sales in Europe increased 14% or $311 million to $2.56 billion for the second quarter of 2013 compared to $2.25 billion for the second quarter of 2012. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the second quarter of 2012, including the:

•                  Mercedes-Benz A-Class;

•                  MINI Paceman;

•                  Ford Transit Custom;

•                  Ford Kuga; and

•                  Mercedes-Benz CLA-Class;

•                  acquisitions completed during or subsequent to the second quarter of 2012, which positively impacted sales by $126 million, including ixetic and the re-acquisition of an interior systems operation; and

•                  an increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by lower production volumes on certain existing programs.

External Production Sales - Rest of World

External production sales in Rest of World increased 38% or $157 million to $572 million for the second quarter of 2013 compared to $415 million for the second quarter of 2012, primarily as a result of:

•                  the launch of new programs during or subsequent to the second quarter of 2012, primarily in Brazil and China; and

•                  higher production volumes on certain existing programs.

These factors were partially offset by a $14 million decrease in reported U.S. dollar sales as a result of the net weakening of foreign currencies against the U.S. dollar, including the Brazilian real and Argentine peso.

Complete Vehicle Assembly Sales

	For the three months
	ended June 30,
	2013	2012	Change

Complete Vehicle Assembly Sales	$796	$645	+	23%
Complete Vehicle Assembly Volumes (Units)	38,605	33,064	+	17%

Complete vehicle assembly sales increased 23%, or $151 million, to $796 million for the second quarter of 2013 compared to $645 million for the second quarter of 2012 and assembly volumes increased 17% or 5,541 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  the launch of the MINI Paceman during the fourth quarter of 2012;

•                  an increase in assembly volumes for the Mercedes-Benz G-Class; and

•                  a $14 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by:

•                  a decrease in assembly volumes for the:

•                  MINI Countryman; and

•                  Peugeot RCZ; and

•                  the end of production of the Aston Martin Rapide at our Magna Steyr facility during the second quarter of 2012.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 43% or $222 million to $733 million for the second quarter of 2013 compared to $511 million for the second quarter of 2012.

In the second quarter of 2013, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Skoda Octavia;

•                  GM full-size pickups and SUVs;

•                  Ford Transit;

•                  Ford Fusion;

•                  MINI Paceman;

•                  Qoros 3;

•                  Range Rover Evoque; and

•                  Mercedes-Benz M-Class.

In the second quarter of 2012, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Fusion;

•                  MINI Countryman;

•                  Qoros 3;

•                  Audi A1;

•                  Mercedes-Benz GL-Class;

•                  Mercedes-Benz SLS AMG;

•                  Cadillac ATS; and

•                  Chevrolet Silverado and GMC Sierra.

Cost of Goods Sold and Gross Margin

	For the three months
	ended June 30,
	2013	2012

Sales	$8,962	$7,727

Cost of goods sold
Material	5,800	4,940
Direct labour	556	510
Overhead	1,438	1,292
	7,794	6,742
Gross margin	$1,168	$985

Gross margin as a percentage of sales	13.0%	12.7%

Cost of goods sold increased $1.05 billion to $7.79 billion for the second quarter of 2013 compared to $6.74 billion for the second quarter of 2012 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales, including wage increases at certain operations;

•                  $181 million related to acquisitions completed during or subsequent to the second quarter of 2012, including ixetic, STT and E-Car and the re-acquisition of an interior systems operation;

•                  a net increase in reported U.S. dollar cost of goods sold primarily due to the strengthening of the euro against the U.S. dollar partially offset by the weakening of the Canadian dollar, Brazilian real, Argentine peso and British pound, each against the U.S. dollar; and

•                  a larger amount of employee profit sharing.

Gross margin increased $183 million to $1.17 billion for the second quarter of 2013 compared to $0.99 billion for the second quarter of 2012 and gross margin as a percentage of sales increased to 13.0% for the second quarter of 2013 compared to 12.7% for the second quarter of 2012. The increase in gross margin as a percentage of sales was primarily due to:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the second quarter of 2012;

•                  the closure of certain facilities;

•                  lower costs incurred in preparation for upcoming launches; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  an increase in tooling, engineering and other sales that have low or no margins;

•                  an increase in complete vehicle assembly sales which have a higher material content than our consolidated average;

•                  programs that ended production during or subsequent to the second quarter of 2012;

•                  a larger amount of employee profit sharing;

•                  increased pre-operating costs incurred at new facilities;

•                  favourable settlement of certain commercial items in the second quarter of 2012;

•                  the re-acquisition, in the second quarter of 2012, of an interior systems operation; and

•                  operational inefficiencies and other costs at certain facilities.

Depreciation and Amortization

Depreciation and amortization costs increased $76 million to $260 million for the second quarter of 2013 compared to $184 million for the second quarter of 2012. The higher depreciation and amortization was primarily as a result of:

•                  intangible asset amortization of $40 million related to the acquisition and re-measurement of E-Car;

•                  $21 million related to acquisitions completed during or subsequent to the second quarter of 2012, including ixetic, E-Car and STT;

•                  depreciation related to new facilities; and

•                  capital spending during or subsequent to the second quarter of 2012.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.6% for the second quarter of 2013 compared to 4.8% for the second quarter of 2012. SG&A expense increased $42 million to $410 million for the second quarter of 2012 compared to $368 million for the second quarter of 2012 primarily as a result of:

•                  increased costs incurred at new facilities;

•                  $10 million related to acquisitions completed during or subsequent to the second quarter of 2012, including ixetic, E-Car, and STT;

•                  higher incentive compensation;

•                  higher labour and other costs to support the growth in sales, including wage increases at certain operations;

•                  an increase in reported U.S. dollar SG&A related to foreign exchange;

•                  the recovery of due diligence costs in the second quarter of 2012; and

•                  a $5 million net decrease in revaluation gains in respect of ABCP.

These factors were partially offset by:

•                  a loss on disposal of an investment in the second quarter of 2012; and

•                  lower restructuring and downsizing costs.

Equity Income

Equity income increased $7 million to $49 million for the second quarter of 2013 compared to $42 million for the second quarter of 2012. Equity income for the second quarter of 2012 included $10 million of equity loss related to our investment in E-Car and $2 million of equity income related to our investment in STT. Excluding this $8 million net equity loss, the $1 million decrease in equity income is primarily as a result of lower income from our equity accounted investments in North America.

Other Expense, net

During the second quarter of 2013 and 2012, no other expense, net was recorded. We expect full year 2013 restructuring charges to be approximately $100 million.

During the first quarter of 2013, we recorded net restructuring charges of $6 million ($6 million after tax) in Europe at our exterior and interior systems operations.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, our internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

	For the three months ended June 30,
	External Sales			Adjusted EBIT
	2013	2012	Change	2013	2012	Change

North America	$4,589	$4,111	$478	$422	$415	$7
Europe	3,755	3,166	589	120	65	55
Rest of World	609	444	165	2	(16)	18
Corporate and Other	9	6	3	3	11	(8)
Total reportable segments	$8,962	$7,727	$1,235	$547	$475	$72

North America

Adjusted EBIT in North America increased $7 million to $422 million for the second quarter of 2013 compared to $415 million for the second quarter of 2012 primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the second quarter of 2012; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  intangible asset amortization of $40 million related to the acquisition and re-measurement of E-Car;

•                  programs that ended production during or subsequent to the second quarter of 2012;

•                  operational inefficiencies and other costs at certain facilities;

•                  increased commodity costs;

•                  lower equity income;

•                  a larger amount of employee profit sharing;

•                  higher warranty costs of $3 million; and

•                  net customer price concessions subsequent to the first quarter of 2012.

Europe

Adjusted EBIT in Europe increased $55 million to $120 million for the second quarter of 2013 compared to $65 million for the second quarter of 2012 primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the second quarter of 2012;

•                  the benefit of restructuring and downsizing activities undertaken during or subsequent to the second quarter of 2012;

•                  lower costs incurred in preparation for upcoming launches;

•                  decreased commodity costs;

•                  acquisitions completed during or subsequent to the second quarter of 2012, including ixetic; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  favourable settlement of certain commercial items in the second quarter of 2012;

•                  a larger amount of employee profit sharing;

•                  higher restructuring and downsizing costs;

•                  higher affiliation fees paid to corporate;

•                  the re-acquisition, in the second quarter of 2012, of an interior systems operation; and

•                  operational inefficiencies and other costs at certain facilities.

Rest of World

Rest of World Adjusted EBIT increased $18 million to income of $2 million for the second quarter of 2013 compared to a loss of $16 million for the second quarter of 2012 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                 productivity and efficiency improvements at certain facilities;

•                  lower restructuring and downsizing costs; and

•                  higher equity income.

These factors were partially offset by:

•                  higher costs related to new facilities;

•                  higher launch costs; and

•                  increased commodity costs.

Corporate and Other

Corporate and Other Adjusted EBIT decreased $8 million to $3 million for the second quarter of 2013 compared to $11 million for the second quarter of 2012. The loss related to our equity accounted investment in E-Car included in Corporate and Other was $10 million for the second quarter of 2012. Excluding E-Car, Corporate and Other Adjusted EBIT decreased $18 million to $3 million for the second quarter of 2013 compared to $21 million for the second quarter of 2012 primarily as a result of:

•                  the recovery of due diligence costs in the second quarter of 2012;

•                  a $5 million net decrease in revaluation gains in respect of ABCP; and

•                  higher incentive compensation.

These factors were partially offset by:

•                  a loss on disposal of an investment in the second quarter of 2012; and

•                  an increase in affiliation fees earned from our divisions.

Interest Expense, net

During the second quarter of 2013, we recorded net interest expense of $4 million compared to $5 million for the second quarter of 2012.

Income from Operations before Income Taxes

Income from operations before income taxes increased $73 million to $543 million for the second quarter of 2013 compared to $470 million for the second quarter of 2012. The increase in income from operations before income taxes is the result of the increase in EBIT and the decrease in net interest expense, as discussed above.

Income Taxes

The effective income tax rate on income from operations before income taxes decreased to 24.1% for the second quarter of 2013 compared to 25.7% for the second quarter of 2012 primarily as a result of a decrease in losses not benefitted in Europe partially offset by a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with higher tax rates.

Net Income

Net income of $412 million for the second quarter of 2013 increased $63 million compared to the second quarter of 2012. The increase in net income is the result of the increase in income from operations before income taxes partially offset by higher income taxes.

Net Loss Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests was $3 million for the second quarter of 2013 compared to $nil for the second quarter of 2012.

Net Income attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $415 million for the second quarter of 2013 increased $66 million compared to the second quarter of 2012 as a result of the increase in net income, as discussed above.

Earnings per Share

	For the three months
	ended June 30,
	2013	2012	Change

Earnings per Common Share
Basic	$1.80	$1.50	+	20%
Diluted	$1.78	$1.48	+	20%

Average number of Common Shares outstanding (millions)
Basic	230.6	232.5	-	1%
Diluted	233.2	235.3	-	1%

Diluted earnings per share increased $0.30 to $1.78 for the second quarter of 2013 compared to $1.48 for the second quarter of 2012. The increase in diluted earnings per share was a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the second quarter of 2013.

The decrease in the weighted average number of diluted shares outstanding was due to the repurchase and cancellation of Common Shares, during or subsequent to the second quarter of 2012, pursuant to our normal course issuer bids and the cashless exercise of options, partially offset by the issue of Common Shares related to the exercise of stock options and an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended June 30,
	2013	2012	Change

Net income	$412	$349
Items not involving current cash flows	302	237
	714	586	$128
Changes in non-cash operating assets and liabilities	(12)	(122)
Cash provided from operating activities	$702	$464	$238

Cash flow from operations before changes in non-cash operating assets and liabilities increased $128 million to $714 million for the second quarter of 2013 compared to $586 million for the second quarter of 2012. The increase in cash flow from operations was due to a $63 million increase in net income, as discussed above, and a $65 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

	For the three months
	ended June 30,
	2013	2012

Depreciation and amortization	$260	$184
Amortization of other assets included in cost of goods sold	36	31
Other non-cash charges	58	48
Deferred income taxes	(3)	16
Equity income	(49)	(42)
Items not involving current cash flows	$302	$237

Cash invested in non-cash operating assets and liabilities amounted to $12 million for the second quarter of 2013 compared to $122 million for the second quarter of 2012. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months
	ended June 30,
	2013	2012

Accounts receivable	$26	$56
Inventories	(93)	(148)
Prepaid expenses and other	(6)	17
Accounts payable	197	(122)
Accrued salaries and wages	(72)	(64)
Other accrued liabilities	(53)	83
Income taxes payable	(9)	57
Deferred revenue	(2)	(1)
Changes in non-cash operating assets and liabilities	$(12)	$(122)

The increase in inventories was primarily due to higher tooling inventory and increased production inventory to support launch activities. The increase in accounts payable was primarily due to an increase in production activities at the end of the second quarter of 2013 and timing of payments. The decrease in accrued salaries and wages was primarily due to employee profit sharing payments.

Capital and Investment Spending

	For the three months
	ended June 30,
	2013	2012	Change

Fixed asset additions	$(232)	$(267)
Investments and other assets	(53)	(35)
Fixed assets, investments and other assets additions	(285)	(302)
Purchase of subsidiaries	—	19
Proceeds from disposition	30	25
Cash used for investment activities	$(255)	$(258)	$3

Fixed assets, investments and other assets additions

In the second quarter of 2013, we invested $232 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the second quarter of 2013 was for manufacturing equipment for programs that will be launching subsequent to the second quarter of 2013.

In the second quarter of 2013, we invested $42 million in other assets related primarily to fully reimbursable tooling costs for programs that launched during the second quarter of 2013 or will be launching subsequent to the second quarter of 2013, as well as $11 million in equity accounted investments.

Purchase of subsidiaries

During the second quarter of 2012, we re-acquired an interior systems operation located in Germany. This acquisition resulted in acquired cash of $19 million (net of $1 million cash paid).

Proceeds from disposition

In the second quarter of 2013, the $30 million of proceeds include normal course fixed and other asset disposals.

Financing

	For the three months
	ended June 30,
	2013	2012	Change

Increase (decrease) in bank indebtedness	$21	$(23)
Repayments of debt	(60)	(120)
Issues of debt	25	158
Issues of Common Shares on exercise of stock options	11	—
Repurchase of Common Shares	(337)	—
Contribution to subsidiaries by non-controlling interests	4	—
Dividends paid	(72)	(64)
Cash used for financing activities	$(408)	$(49)	$(359)

During the second quarter of 2013, we repurchased 5.2 million Common Shares for an aggregate purchase price of $337 million under our normal course issuer bid.

Cash dividends paid per Common Share were $0.32 for the second quarter of 2013, for a total of $72 million.

Financing Resources

	As at	As at
	June 30,	December 31,
	2013	2012	Change

Liabilities
Bank indebtedness	$54	$71
Long-term debt due within one year	211	249
Long-term debt	99	112
	364	432
Non-controlling interest	28	29
Shareholders’ equity	9,430	9,429
Total capitalization	$9,822	$9,890	$(68)

Total capitalization decreased by $68 million to $9.82 billion at June 30, 2013 compared to $9.89 billion at December 31, 2012, primarily as a result of a $68 million decrease in liabilities. The decrease in liabilities relates primarily to lower bank term debt in our Rest of Word segment and reduced bank indebtedness.

Shareholders’ equity increased $1 million as a result of net income earned in the first six months of 2013 partially offset by:

•                  the repurchase of Common Shares in connection with our normal course issuer bid;

•                  the $224 million net unrealized loss on translation of net investment in foreign operations; and

•                  dividends paid during the first six months of 2013.

Cash Resources

During the second quarter of 2013, our cash resources increased by $32 million to $1.28 billion as a result of the cash provided from operating activities partially offset by cash used for investing and financing activities, as discussed above. In addition to our cash resources at June 30, 2013, we had term and operating lines of credit totalling $2.57 billion of which $2.20 billion was unused and available.

On June 20, 2013, we amended our existing $2.25 billion revolving credit facility to become a five year facility with a maturity of June 20, 2018. The facility now includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. Dollars, Canadian Dollars or euros.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at August 8, 2013 were exercised:

Common Shares	228,116,201
Stock options (i)	5,008,598
233,124,799

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2013 that are outside the ordinary course of our business. Refer to our MD&A included in our 2012 Annual Report.

RESULTS OF OPERATIONS — FOR THE SIX MONTHS ENDED JUNE 30, 2013

Sales

	For the six months
	ended June 30,
	2013	2012	Change

Vehicle Production Volumes (millions of units)
North America	8.279	7.960	+	4%
Europe	9.805	10.342	-	5%

Sales
External Production
North America	$8,348	$7,822	+	7%
Europe	5,006	4,571	+	10%
Rest of World	1,088	823	+	32%
Complete Vehicle Assembly	1,594	1,244	+	28%
Tooling, Engineering and Other	1,287	933	+	38%
Total Sales	$17,323	$15,393	+	13%

External Production Sales - North America

External production sales in North America increased 7% or $526 million to $8.35 billion for the six months ended June 30, 2013 compared to $7.82 billion for the six months ended June 30, 2012. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the six months ended June 30, 2012, including the:

•                  Ford Fusion and Lincoln MKZ;

•                  Honda Accord;

•                  Ford C-MAX;

•                  Tesla Model S;

•                  Cadillac ATS; and

•                  Nissan Pathfinder;

•                  acquisitions completed during or subsequent to the six months ended June 30, 2012 which positively impacted sales by $87 million, including STT; and

•                  higher production volumes on certain existing programs.

These factors were partially offset by:

•                  programs that ended production during or subsequent to the six months ended June 30, 2012, including the:

•                  Jeep Liberty;

•                  Mazda 6; and

•                  Chevrolet Colorado;

•                  a decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar; and

•                  net customer price concessions subsequent to June 30, 2012.

External Production Sales - Europe

External production sales in Europe increased 10% or $435 million to $5.01 billion for the six months ended June 30, 2013 compared to $4.57 billion for the six months ended June 30, 2012. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the second quarter of 2012, including the:

•                  MINI Paceman;

•                  Mercedes-Benz A-Class;

•                  Ford Transit Custom;

•                  Ford Kuga;

•                  Skoda Rapid and SEAT Toledo; and

•                  Mercedes-Benz CLA-Class;

•                  acquisitions completed during or subsequent to the six months ended June 30, 2012, which positively impacted sales by $289 million, including ixetic and BDW and the re-acquisition of an interior systems operation; and

•                  an increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by lower production volumes on certain existing programs.

External Production Sales - Rest of World

External production sales in Rest of World increased 32% or $265 million to $1.09 billion for the six months ended June 30, 2013 compared to $0.82 billion for the six months ended June 30, 2012, primarily as a result of:

•                  the launch of new programs during or subsequent to the six months ended June 30, 2012, primarily in Brazil and China; and

•                  higher production volumes on certain existing programs.

These factors were partially offset by a $37 million decrease in reported U.S. dollar sales as a result of the net weakening of foreign currencies against the U.S. dollar, including the Brazilian real and Argentine peso.

Complete Vehicle Assembly Sales

	For the six months
	ended June 30,
	2013	2012	Change

Complete Vehicle Assembly Sales	$1,594	$1,244	+	28%

Complete Vehicle Assembly Volumes (Units)	76,044	62,999	+	21%

Complete vehicle assembly sales increased 28%, or $350 million, to $1.59 billion for the six months ended June 30, 2013 compared to $1.24 billion for the six months ended June 30, 2012 and assembly volumes increased 21% or 13,045 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  an increase in assembly volumes for the Mercedes-Benz G-Class;

•                  the launch of the MINI Paceman during the fourth quarter of 2012; and

•                  a $19 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by:

•                  the end of production of the Aston Martin Rapide at our Magna Steyr facility during the second quarter of 2012; and

•                  a decrease in assembly volumes for the:

•                  MINI Countryman; and

•                  Peugeot RCZ.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 38% or $354 million to $1.29 billion for the six months ended June 30, 2012 compared to $0.93 billion for the six months ended June 30, 2012.

In the six months ended June 30, 2013, the major programs for which we recorded tooling, engineering and other sales were the:

•                  GM full-size pickups and SUVs;

•                  Ford Transit;

•                  Ford Fusion;

•                  Skoda Octavia;

•                  Jeep Grand Cherokee;

•                  Qoros 3;

•                  MINI Paceman; and

•                  MINI Countryman.

In the six months ended June 30, 2012, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Fusion;

•                  MINI Countryman;

•                  Qoros 3;

•                  Mercedes-Benz M-Class;

•                  Ford Escape;

•                  Chevrolet Silverado and GMC Sierra; and

•                  Mercedes-Benz GL-Class.

Segment Analysis

	For the six months ended June 30,
	External Sales			Adjusted EBIT
	2013	2012	Change	2013	2012	Change

North America	$8,877	$8,190	$687	$803	$820	$(17)
Europe	7,260	6,319	941	192	128	64
Rest of World	1,174	872	302	2	(25)	27
Corporate and Other	12	12	—	17	(4)	21
Total reportable segments	$17,323	$15,393	$1,930	$1,014	$919	$95

Excluded from Adjusted EBIT for the six months ended June 30, 2013 was the $6 million net restructuring costs recorded in our Europe segment, as discussed in the “Other Expense” section.

North America

Adjusted EBIT in North America decreased $17 million to $803 million for the six months ended June 30, 2013 compared to $820 million for the six months ended June 30, 2012 primarily as a result of:

•                  intangible asset amortization of $79 million related to the acquisition and re-measurement of E-Car;

•                  programs that ended production during or subsequent to the six months ended June 30, 2012;

•                  operational inefficiencies and other costs at certain facilities;

•                  increased commodity costs;

•                  a larger amount of employee profit sharing;

•                  higher affiliation fees paid to Corporate; and

•                  net customer price concessions subsequent to June 30, 2012.

These factors were partially offset by:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the six months ended June 30, 2012;

•                  lower restructuring and downsizing costs;

•                  lower costs incurred in preparation for upcoming launches; and

•                  productivity and efficiency improvements at certain facilities.

Europe

Adjusted EBIT in Europe increased $64 million to $192 million for the six months ended June 30, 2013 compared to $128 million for the six months ended June 30, 2012 primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the six months ended June 30, 2012;

•                 acquisitions completed during or subsequent to the six months ended June 30, 2012, including ixetic;

•                  the benefit of restructuring and downsizing activities undertaken during or subsequent to the six months ended June 30, 2012;

•                  lower costs incurred in preparation for upcoming launches;

•                  decreased commodity costs; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  favourable settlement of certain commercial items in the second quarter of 2012;

•                  a larger amount of employee profit sharing;

•                  higher restructuring and downsizing costs;

•                  the re-acquisition, in the second quarter of 2012, of an interior systems operation; and

•                  operational inefficiencies and other costs at certain facilities.

Rest of World

Rest of World Adjusted EBIT increased $27 million to $2 million for the six months ended June 30, 2013 compared to a loss of $25 million for the six months ended June 30, 2012 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  productivity and efficiency improvements at certain facilities; and

•                  lower restructuring and downsizing costs.

These factors were partially offset by:

•                  higher costs related to new facilities;

•                  higher affiliation fees paid to Corporate; and

•                  a larger amount of employee profit sharing.

Corporate and Other

Corporate and Other Adjusted EBIT increased $21 million to $17 million for the six months ended June 30, 2013 compared to a loss of $4 million for the six months ended June 30, 2012. The loss related to our equity accounted investment in E-Car included in Corporate and Other was $22 million for the six months ended June 30, 2012. Excluding E-Car, Corporate and Other Adjusted EBIT decreased $1 million to $17 million for the six months ended June 30, 2013 compared to $18 million for the six months ended June 30, 2012 primarily as a result of:

•                  the recovery of due diligence costs in the second quarter of 2012;

•                  higher incentive compensation; and

•                  lower equity income.

These factors were partially offset by:

•                  $10 million of cash received related to the settlement of ABCP between the Investment Industry Regulatory Organization of Canada and financial institutions;

•                  an increase in affiliation fees earned from our divisions; and

•                  a loss on disposal of an investment in the second quarter of 2012.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 15 of our unaudited interim consolidated financial statements for the six months ended June 30, 2013, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2012.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the six months ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: light vehicle production and operating performance in our reporting segments; implementation of improvement plans in our underperforming operations, and/or restructuring actions, including but not limited to, Europe and South America; improved future financial results in South America and Europe; and future repurchases of Common Shares under our Normal Course Issuer Bid. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; risks arising from the recession in Europe, including the potential for a deterioration of sales of our three largest German-based OEM customers; inability to sustain or grow our business with OEMs; restructuring actions by OEMs, including plant closures; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; liquidity risks; bankruptcy or insolvency of a major customer or supplier; a prolonged disruption in the supply of components to us from our suppliers; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; risks arising due to the failure of a major financial institution; impairment charges related to goodwill, long-lived assets and deferred tax assets; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, South America and other non-traditional markets for us; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; risk of production disruptions due to natural disasters; pension liabilities; legal claims and/or regulatory actions against us; our ability to understand and compete successfully in non-automotive businesses in which we pursue opportunities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2013	2012	2013	2012

Sales		$8,962	$7,727	$17,323	$15,393

Costs and expenses
Cost of goods sold		7,794	6,742	15,111	13,427
Depreciation and amortization		260	184	515	355
Selling, general and administrative	11	410	368	777	766
Interest expense, net		4	5	8	10
Equity income		(49)	(42)	(94)	(74)
Other expense, net	2	—	—	6	—
Income from operations before income taxes		543	470	1,000	909
Income taxes		131	121	221	219
Net income		412	349	779	690
Net loss attributable to non-controlling interests		3	—	5	2
Net income attributable to Magna International Inc.		$415	$349	$784	$692

Earnings per Common Share:	3
Basic		$1.80	$1.50	$3.39	$2.98
Diluted		$1.78	$1.48	$3.35	$2.94

Cash dividends paid per Common Share		$0.320	$0.275	$0.640	$0.550

Average number of Common Shares outstanding during the period [in millions]:	3
Basic		230.6	232.5	231.5	232.5
Diluted		233.2	235.3	234.2	235.3

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2013	2012	2013	2012

Net income		$412	$349	$779	$690

Other comprehensive (loss) income, net of tax:	13
Net unrealized loss on translation of net investment in foreign operations		(91)	(194)	(224)	(95)
Net unrealized loss on available-for-sale investments		(5)	(1)	(4)	(4)
Net unrealized (loss) gain on cash flow hedges		(36)	(14)	(28)	37
Reclassification of net gain on cash flow hedges to net income		(6)	(8)	(12)	(5)
Reclassification of net loss on pensions to net income		3	—	6	—
Other comprehensive loss		(135)	(217)	(262)	(67)

Comprehensive income		277	132	517	623
Comprehensive loss attributable to non-controlling interests		3	—	5	1
Comprehensive income attributable to Magna International Inc.		$280	$132	$522	$624

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2013	2012	2013	2012

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$412	$349	$779	$690
Items not involving current cash flows	4	302	237	542	427
		714	586	1,321	1,117
Changes in non-cash operating assets and liabilities	4	(12)	(122)	(468)	(424)
Cash provided from operating activities		702	464	853	693

INVESTMENT ACTIVITIES
Fixed asset additions		(232)	(267)	(426)	(517)
Purchase of subsidiaries		—	19	—	(23)
Increase in investments and other assets		(53)	(35)	(101)	(69)
Proceeds from disposition		30	25	60	78
Cash used for investing activities		(255)	(258)	(467)	(531)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness		21	(23)	(5)	(22)
Repayments of debt		(60)	(120)	(101)	(215)
Settlement of stock options		—	—	(23)	(4)
Issues of debt		25	158	57	272
Issue of Common Shares		11	—	50	3
Repurchase of Common Shares	12	(337)	—	(425)	—
Contribution to subsidiaries by non-controlling interests		4	—	4	—
Dividends paid		(72)	(64)	(145)	(127)
Cash used for financing activities		(408)	(49)	(588)	(93)

Effect of exchange rate changes on cash and cash equivalents		(7)	(29)	(41)	(1)

Net increase (decrease) in cash and cash equivalents during the period		32	128	(243)	68
Cash and cash equivalents, beginning of period		1,247	1,265	1,522	1,325
Cash and cash equivalents, end of period		$1,279	$1,393	$1,279	$1,393

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		June 30,	December 31,
	Note	2013	2012

ASSETS
Current assets
Cash and cash equivalents	4	$1,279	$1,522
Accounts receivable		5,552	4,774
Inventories	5	2,705	2,512
Deferred tax assets		203	170
Prepaid expenses and other		179	157
		9,918	9,135

Investments	14	398	385
Fixed assets, net		5,143	5,273
Goodwill		1,485	1,473
Deferred tax assets		89	90
Other assets	6	661	753
		$17,694	$17,109

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$54	$71
Accounts payable		4,885	4,450
Accrued salaries and wages		631	617
Other accrued liabilities	7	1,453	1,185
Income taxes payable		7	93
Deferred tax liabilities		20	19
Long-term debt due within one year	8	211	249
		7,261	6,684

Long-term employee benefit liabilities	9	544	560
Long-term debt	8	99	112
Other long-term liabilities	10	196	154
Deferred tax liabilities		136	141
		8,236	7,651

Shareholders’ equity
Capital stock
Common Shares [issued: 228,068,985; December 31, 2012 – 233,115,783]	12	4,342	4,391
Contributed surplus		64	80
Retained earnings		4,812	4,462
Accumulated other comprehensive income	13	212	496
		9,430	9,429

Non-controlling interests		28	29
		9,458	9,458
		$17,694	$17,109

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
		[in millions]
Balance, December 31, 2012		233.1	$4,391	$80	$4,462	$496	$29	$9,458
Net income					784		(5)	779
Other comprehensive loss						(262)		(262)
Issues of shares by subsidiaries							4	4
Shares issued on exercise of stock options		1.7	68	(18)				50
Repurchase and cancellation under normal course issuer bid	12	(6.8)	(129)		(274)	(22)		(425)
Release of restricted stock			7	(7)				—
Stock-based compensation expense	11			18				18
Settlement of stock options	11			(9)	(10)			(19)
Dividends paid		0.1	5		(150)			(145)
Balance, June 30, 2013		228.1	$4,342	$64	$4,812	$212	$28	$9,458

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
		[in millions]
Balance, December 31, 2011		233.3	$4,373	$63	$3,317	$422	$27	$8,202
Net income					692		(2)	690
Other comprehensive loss						(68)	1	(67)
Divestiture of subsidiaries							(4)	(4)
Shares issued on exercise of stock options		0.1	4	(1)				3
Release of restricted stock			5	(5)				—
Stock-based compensation expense	11			18				18
Settlement of stock options	11			(1)	(2)			(3)
Dividends paid		0.1	2		(129)			(127)
Balance, June 30, 2012		233.5	$4,384	$74	$3,878	$354	$22	$8,712

(i)       AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.     SIGNIFICANT ACCOUNTING POLICIES

[a]   Basis of Presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following United States generally accepted accounting principles [“GAAP”] as further discussed in note 1[b] and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2012.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2012 audited consolidated financial statements and notes included in the Company’s 2012 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2013 and the results of operations, changes in equity and cash flows for the three-month and six-month periods ended June 30, 2013 and 2012.

[b]   Accounting Changes

Intangibles

In July 2012, the Financial Accounting Standards Board issued Accounting Standards Update [“ASU”] 2012-02, “Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. ASU 2012-02 provides an option to first perform a qualitative assessment to determine whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

[c]   Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

2.     OTHER EXPENSE, NET

During the first quarter of 2013, the Company recorded net restructuring charges of $6 million [$6 million after tax] in Europe at its exterior and interior systems operations.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.     EARNINGS PER SHARE

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$415	$349	$784	$692

Average number of Common Shares outstanding	230.6	232.5	231.5	232.5

Basic earnings per Common Share	$1.80	$1.50	$3.39	$2.98

Diluted earnings per Common Share:

Net income attributable to Magna International Inc.	$415	$349	$784	$692

Average number of Common Shares outstanding	230.6	232.5	231.5	232.5
Adjustments
Stock options and restricted stock [a]	2.6	2.8	2.7	2.8
	233.2	235.3	234.2	235.3

Diluted earnings per Common Share	$1.78	$1.48	$3.35	$2.94

[a]   For the three and six months ended June 30, 2013, diluted earnings per Common Share exclude nil [2012 — 2.6 million] and 0.2 million [2012 — 2.1 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

4.     DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]   Cash and cash equivalents:

	June 30,	December 31,
	2013	2012

Bank term deposits, bankers’ acceptances and government paper	$1,112	$1,220
Cash	167	302
	$1,279	$1,522

[b]   Items not involving current cash flows:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Depreciation and amortization	$260	$184	$515	$355
Other non-cash charges	58	48	82	67
Amortization of other assets included in cost of goods sold	36	31	66	56
Deferred income taxes	(3)	16	(27)	23
Equity income	(49)	(42)	(94)	(74)
	$302	$237	$542	$427

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES (CONTINUED)

[c]          Changes in non-cash operating assets and liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
Accounts receivable	$26	$56	$(948)	$(695)
Inventories	(93)	(148)	(251)	(302)
Prepaid expenses and other	(6)	17	(33)	18
Accounts payable	197	(122)	525	307
Accrued salaries and wages	(72)	(64)	29	9
Other accrued liabilities	(53)	83	262	201
Income taxes payable	(9)	57	(51)	41
Deferred revenue	(2)	(1)	(1)	(3)
	$(12)	$(122)	$(468)	$(424)

5.              INVENTORIES

Inventories consist of:

	June 30,	December 31,
	2013	2012
Raw materials and supplies	$931	$911
Work-in-process	276	260
Finished goods	300	283
Tooling and engineering	1,198	1,058
	$2,705	$2,512

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

6.              OTHER ASSETS

Other assets consist of:

	June 30,	December 31,
	2013	2012
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$289	$297
Long-term receivables	115	95
Patents and licences, net	32	34
Unrealized gain on cash flow hedges	21	32
E-Car intangible	79	158
Other, net	125	137
	$661	$753

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

7.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2013	2012
Balance, beginning of period	$94	$76
Expense, net	9	10
Settlements	(5)	(5)
Foreign exchange and other	8	2
Balance, March 31	106	83
Expense, net	11	9
Settlements	(6)	(7)
Foreign exchange and other	(9)	(1)
Balance, June 30	$102	$84

8.              LONG-TERM DEBT

On June 20, 2013, the Company amended its existing $2.25 billion revolving credit facility to become a five year facility with a maturity of June 20, 2018.  The facility now includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

9.              LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
Defined benefit pension plan and other	$4	$3	$8	$5
Termination and long service arrangements	6	7	14	15
Retirement medical benefit plan	1	1	1	1
	$11	$11	$23	$21

10.       OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	June 30,	December 31,
	2013	2012
Long-term portion of income taxes payable	$121	$94
Asset retirement obligation	38	39
Long-term portion of fair value of hedges	28	10
Deferred revenue	9	11
	$196	$154

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       STOCK-BASED COMPENSATION

[a]         Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2013			2012
	Options outstanding		Number	Options outstanding		Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable
Beginning of period	6,623,242	35.39	3,227,574	6,867,367	31.54	2,066,700
Granted	1,060,000	57.02	—	1,341,500	48.22	—
Exercised (ii)	(2,178,383)	29.76	(2,178,383)	(321,454)	25.83	(321,454)
Cancelled	(37,500)	50.17	(20,000)	—	—	—
Vested	—	—	2,105,501	—	—	2,366,667
March 31	5,467,359	41.73	3,134,692	7,887,413	34.61	4,111,913
Granted	—	—	—	47,500	48.22	—
Exercised	(329,881)	37.05	(329,881)	(5,000)	32.75	(5,000)
Cancelled	(81,665)	52.05	(41,667)	(46,966)	57.14	(36,966)
Vested	—	—	30,002	—	—	—
June 30	5,055,813	41.87	2,793,146	7,882,947	34.56	4,069,947

(i)            The exercise price noted above represents the weighted average exercise price in Canadian dollars.

(ii)        On February 27, 2013, 133,333 options were exercised on a cashless basis in accordance with the applicable stock option plans.  On exercise, cash payments totalling $3 million were made to the stock option holder.

On March 14, 2013, the Company’s Honorary Chairman and Founder, Mr. Stronach exercised 716,666 options on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $20 million were made to Mr. Stronach.

All cash payments were calculated using the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange [“TSX”] on the date of exercise and the aggregate Exercise Price of all such options surrendered.

The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
Risk free interest rate	—	2.23%	1.32%	2.23%
Expected dividend yield	—	2.00%	2.00%	2.00%
Expected volatility	—	43%	34%	43%
Expected time until exercise	—	4.5 years	4.5 years	4.5 years

Weighted average fair value of options granted or modified in period [Cdn$]	$—	$12.11	$14.02	$15.37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       STOCK-BASED COMPENSATION (CONTINUED)

[b]         Long-term retention program

The following is a continuity of the stock that has not been released to the executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers]:

	2013		2012
	Number	Stated	Number	Stated
	of shares	value	of Shares	value
Awarded and not released, beginning of period	882,988	$30	1,026,304	$35
Release of restricted stock	(152,512)	(5)	(143,316)	(5)
Awarded and not released, March 31 and June 30	730,476	$25	882,988	$30

[c]          Restricted stock unit program

The following is a continuity schedule of restricted stock units [“RSUs”] and Independent Director stock units [“DSUs”] outstanding [number of stock units in the table below are expressed in whole numbers]:

	2013				2012
	Equity	Liability	Liability		Equity	Liability	Liability
	classified	classified	classified		classified	classified	classified
	RSUs	RSUs	DSUs	Total	RSUs	RSUs	DSUs	Total
Balance, beginning of period	605,430	20,099	206,923	832,452	367,726	29,806	198,446	595,978
Granted	70,636	14,825	10,013	95,474	94,238	15,364	8,565	118,167
Dividend equivalents	415	194	1,206	1,815	467	263	1,201	1,931
Released	(8,259)	—	(113,007)	(121,266)	(8,259)	—	—	(8,259)
Balance, March 31	668,222	35,118	105,135	808,475	454,172	45,433	208,212	707,817
Granted	71,391	—	7,523	78,914	101,672	—	8,838	110,510
Dividend equivalents	348	164	626	1,138	558	325	1,522	2,405
Released	(10,386)	—	—	(10,386)	(10,123)	—	—	(10,123)
Balance, June 30	729,575	35,282	113,284	878,141	546,279	45,758	218,572	810,609

[d]         Compensation expense related to stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
Incentive Stock Option Plan	$4	$5	$8	$9
Long-term retention	1	1	2	2
Restricted stock unit	5	4	8	8
	10	10	18	19
Fair value adjustment for liability classified DSUs	2	(1)	4	2
Total stock-based compensation expense	$12	$9	$22	$21

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       COMMON SHARES

[a]         During the six months ended June 30, 2013, the Company purchased for cancellation 6,787,803 Common Shares under a normal course issuer bid for cash consideration of $425 million.

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at August 8, 2013 were exercised or converted:

Common Shares	228,116,201
Stock options (i)	5,008,598
233,124,799

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

13.       ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2013	2012
Accumulated net unrealized gain on translation of net investment in foreign operations
Balance, beginning of period	$629	$547
Net unrealized (loss) gain on translation of net investment in foreign operations	(133)	98
Repurchase of shares under normal course issuer bid	(5)	—
Balance, March 31	491	645
Net unrealized loss on translation of net investment in foreign operations	(91)	(194)
Repurchase of shares under normal course issuer bid	(17)	—
Balance, June 30	383	451

Accumulated net unrealized (loss) gain on cash flow hedges (i)
Balance, beginning of period	34	(23)
Net unrealized gain on cash flow hedges	8	51
Reclassification of net (gain) loss on cash flow hedges to net income	(6)	3
Balance, March 31	36	31
Net unrealized loss on cash flow hedges	(36)	(14)
Reclassification of net gain on cash flow hedges to net income	(6)	(8)
Balance, June 30	(6)	9

Accumulated net unrealized (loss) gain on available-for-sale investments
Balance, beginning of period	1	5
Net unrealized gain (loss) on investments	1	(3)
Balance, March 31	2	2
Net unrealized loss on investments	(5)	(1)
Balance, June 30	(3)	1

Accumulated net unrealized loss on long-term employee benefit liabilities (ii)
Balance, beginning of period	(168)	(107)
Reclassification of net loss on pensions to net income	3	—
Balance, March 31	(165)	(107)
Reclassification of net loss on pensions to net income	3	—
Balance, June 30	(162)	(107)

Total accumulated other comprehensive income	$212	$354

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       ACCUMULATED OTHER COMPREHENSIVE INCOME (CONTINUED)

(i)            The amount of income tax obligation that has been netted in the accumulated net unrealized gain on cash flow hedges is as follows:

	2013	2012
Balance, beginning of period	$(13)	$12
Net unrealized gain	(4)	(21)
Reclassifications of net gain (loss) on cash flow hedges to net income	2	(1)
Balance, March 31	(15)	(10)
Net unrealized loss	13	7
Reclassifications of net gain to net income	3	2
Balance, June 30	$1	$(1)

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on long-term employee benefit liabilities is as follows:

	2013	2012
Balance, beginning of period	$36	$24
Reclassification of net loss to net income	(1)	—
Balance, March 31	35	24
Reclassification of net (loss) gain to net income	(1)	1
Balance, June 30	$34	$25

The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is nil [net of income taxes of $1 million].

14.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

	June 30,	December 31,
	2013	2012
Held for trading
Cash and cash equivalents	$1,279	$1,522
Investment in asset-backed commercial paper	91	90
	$1,370	$1,612
Held to maturity investments
Severance investments	$5	$8

Available-for-sale
Equity investments	$4	$9

Loans and receivables
Accounts receivable	$5,552	$4,774
Long-term receivables included in other assets	115	95
	$5,667	$4,869
Other financial liabilities
Bank indebtedness	$54	$71
Long-term debt (including portion due within one year)	310	361
Accounts payable	4,885	4,450
	$5,249	$4,882

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

	June 30,	December 31,
	2013	2012

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$33	$37
Other assets	21	32
Other accrued liabilities	(29)	(11)
Other long-term liabilities	(27)	(9)
	(2)	49
Natural gas contracts
Prepaid expenses	—	2
Other accrued liabilities	(2)	(3)
Other long-term liabilities	(1)	(1)
	(3)	(2)
	$(5)	$47

[b]         Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the interim consolidated balance sheets are reasonable estimates of fair values.

Investments

At June 30, 2013, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$107 million [December 31, 2012 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$95 million [December 31, 2012 - Cdn$90 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

At June 30, 2013, the Company held available-for-sale investments in publicly traded companies. The carrying value and fair value of these investments was $4 million, which was based on the closing share price of the investments on June 30, 2013.

Term debt

The Company’s term debt includes $211 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the interim consolidated balance sheets is a reasonable estimate of its fair value.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

[c]          Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For both the three and six-month periods ended June 30, 2013, sales to the Company’s six largest customers represented 83% of the Company’s total sales, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[d]         Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

[e]          Currency risk and foreign exchange contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency.

In an effort to manage this net foreign exchange exposure, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed Canadian dollar, U.S. dollar and euro outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the interim consolidated balance sheet at fair value. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

At June 30, 2013, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells
For Canadian dollars
U.S. amount	224	1,036
euro amount	56	7

For U.S. dollars
Peso amount	5,023	521

For euros
U.S. amount	59	198
GBP amount	66	47
Czech Koruna amount	4,444	—
Polish Zlotys amount	232	—

Forward contracts mature at various dates through 2018. Foreign currency exposures are reviewed quarterly.

As a result of the hedging programs employed, foreign currency transactions in any given period may not be fully impacted by movements in exchange rates. As at June 30, 2013, the net foreign exchange exposure was not material.

15.       CONTINGENCIES

[a]         In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       CONTINGENCIES (CONTINUED)

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. A trial is not expected to commence until late 2014, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. Notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]         A putative class action lawsuit alleging violations of the United States Securities Exchange Act of 1934 was filed in May 2012 in the United States District Court, Southern District of New York, against the Company, as well as its Chief Executive Officer and Chief Financial Officer, as well as its founder.  Boilermaker-Blacksmith National Pension Trust [“BBNPT”] was appointed the lead plaintiff on an uncontested motion in July 2012.  BBNPT subsequently filed an amended complaint in October 2012, following which the defendants filed a motion seeking dismissal of the lawsuit. By March 12, 2013, the motion was fully briefed and submitted to the Court and the parties are now awaiting the Court’s decision. The defendants believe the lawsuit is without merit and therefore intend to vigorously defend the case. Given the early stages of the legal proceedings, it is not possible to predict the outcome of the claim.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 7]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

16.       SEGMENTED INFORMATION

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, the Company’s internal financial reporting separately segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SEGMENTED INFORMATION (CONTINUED)

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from operations before income taxes:

	Three months ended				Three months ended
	June 30, 2013				June 30, 2012
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net
North America
Canada	$1,742	$1,614		$608	$1,642	$1,540		$565
United States	2,164	2,040		1,020	1,907	1,784		824
Mexico	1,013	935		573	842	787		530
Eliminations	(300)	—		—	(258)	—		—
	4,619	4,589	$422	2,201	4,133	4,111	$415	1,919
Europe
Western Europe (excluding Great Britain)	3,006	2,936		1,411	2,545	2,501		1,207
Great Britain	277	275		57	244	243		53
Eastern Europe	619	544		569	463	422		518
Eliminations	(96)	—		—	(50)	—		—
	3,806	3,755	120	2,037	3,202	3,166	65	1,778
Rest of World	645	609	2	680	469	444	(16)	549
Corporate and Other (i)	(108)	9	3	225	(77)	6	11	254
Total reportable segments	8,962	8,962	547	5,143	7,727	7,727	475	4,500
Interest expense, net			(4)				(5)
	$8,962	$8,962	$543	5,143	$7,727	$7,727	$470	4,500
Current assets				9,918				9,241
Investments, goodwill, deferred tax assets, and other assets				2,633				2,247
Consolidated total assets				$17,694				$15,988

(i)           For the three months ended June 30, 2012, Corporate and Other includes $10 million equity loss related to the Company’s investment in E-Car.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SEGMENTED INFORMATION (CONTINUED)

	Six months ended				Six months ended
	June 30, 2013				June 30, 2012
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net
North America
Canada	$3,423	$3,167		$608	$3,249	$3,038		$565
United States	4,118	3,883		1,020	3,827	3,582		824
Mexico	1,978	1,827		573	1,676	1,570		530
Eliminations	(588)	—		—	(517)	—		—
	8,931	8,877	$803	2,201	8,235	8,190	$820	1,919
Europe
Western Europe (excluding Great Britain)	5,908	5,771		1,411	5,045	4,960		1,207
Great Britain	495	491		57	511	508		53
Eastern Europe	1,146	998		569	932	851		518
Eliminations	(191)	—		—	(98)	—		—
	7,358	7,260	192	2,037	6,390	6,319	128	1,778
Rest of World	1,239	1,174	2	680	922	872	(25)	549
Corporate and Other (i)	(205)	12	17	225	(154)	12	(4)	254
Total reportable segments	17,323	17,323	1,014	5,143	15,393	15,393	919	4,500
Other expense, net			(6)				—
Interest expense, net			(8)				(10)
	$17,323	$17,323	$1,000	5,143	$15,393	$15,393	$909	4,500
Current assets				9,918				9,241
Investments, goodwill deferred tax assets and other assets				2,633				2,247
Consolidated total assets				$17,694				$15,988

(i)           For the six months ended June 30, 2012, Corporate and Other includes $22 million equity loss related to the Company’s investment in E-Car.

17.       COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone:  (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada — Common Shares

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone:  1-800-564-6253

United States — Common Shares

Computershare Trust Company N.A.

250 Royall Street

Canton, Massachusetts, USA 02021

Telephone:  (781) 575-3120

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange                   MG

The New York Stock Exchange        MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

2012 Annual Report

Copies of the 2012 Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com.  Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.